UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 333-137857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

Unit Corporation
Employees' Thrift Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedules*
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the
Year Ended December 31, 2010	12

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at
December 31, 2010	13

Signature	14

Exhibit Index	15

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor's (DOL) Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Unit Corporation Employees' Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Unit Corporation Employees' Thrift Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
June 23, 2011

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

ASSETS
Investments, at fair value:
Common stock of Unit Corporation	$26,042,086	$23,075,792
Mutual funds	31,538,196	27,653,541
Guaranteed investment contract	9,910,560	9,238,101
Total investments at fair value	67,490,842	59,967,434

Receivables:
Employer contributions	3,643,774	3,509,139
Employee contributions	153,620	142,707
Notes receivable from participants	6,538	17,172
Total receivables	3,803,932	3,669,018
Net assets available for benefits, at fair value	71,294,774	63,636,452

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	521,609	486,215
Net assets available for benefits	$71,816,383	$64,122,667

        The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009

Investment income
Interest and dividend income	$363,271	$449,418
Net appreciation in fair value
of investments	6,257,223	15,577,895
Other income (loss)	(2,494)	156
Total investment income	6,618,000	16,027,469

Contributions
Employer	3,643,774	3,494,676
Employee	4,365,632	4,350,426
Rollovers	177,014	107,068
Total contributions	8,186,420	7,952,170

Deductions
Distributions	(7,105,865)	(9,443,824)
Administrative expenses	(4,839)	(3,887)
Total deductions	(7,110,704)	(9,447,711)

Net increase in assets available for benefits	7,693,716	14,531,928
Net assets available for benefits
Beginning of the year	64,122,667	49,590,739
End of the year	$71,816,383	$64,122,667

        The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.	Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information.  Participants should refer to the Plan for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation and its subsidiaries (the “Company”), the Plan sponsor.  Principal Trust Company, an affiliate of Principal Financial Group (collectively “Principal”), serves as trustee and the record keeper for the Plan under a trust agreement dated January 1, 2006.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan allows participation on the first day of any month immediately upon the attainment of age 18 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 99% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), subject to certain limitations ($16,500 in both 2010 and 2009).  Participants who are age 50 and above may also elect to make “catch-up” contributions, limited to $5,500 for both 2010 and 2009.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”).

The Company may contribute to the Plan a specified percentage of participant contributions as determined by the Board of Directors. The Company's contribution may be in the form of cash or shares of the Company's common stock.  For each of 2010 and 2009, the Company's contribution equaled 117% of 6% of a participant’s compensation. The Company’s matching contributions of $3,643,774 and $3,509,139 for 2010 and 2009, respectively, were made in shares of the Company's common stock. The Company may also contribute an additional amount from its net profits and accumulated net profits as determined from time to time by the Board of Directors.  There were no such contributions in 2010 or 2009.  The allocation of this contribution is also at the discretion of the Board of Directors.

Participants’ Accounts
Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, if any, and investment income (loss).

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009

Vesting
Participants are immediately vested in all contributions including employer contributions, plus actual earnings on those contributions.

Payment of Benefits

The normal retirement age under the terms of the Plan is age 62.  Participants may generally elect the form of payment from several options, including a lump sum payment, installment payments over a specified number of years not to exceed the participant's remaining life expectancy, or by transferring to another individual retirement plan, account or contract which is an eligible retirement plan under Section 402(c)(1)(B) of the Internal Revenue Code.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability or retirement.  At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date.

Withdrawals

Participants may withdraw their salary reduction contributions only on termination of employment, attainment of age 59-1/2 or normal retirement age, or a limited hardship ruling which has been authorized by the Plan administrative committee.  The vested portion of Company contributions may be withdrawn only on termination of employment or attainment of age 59-1/2.

Participant Loans

Except for loans outstanding in plans that are merged into the Plan, the Plan does not provide for loans to participants. Interest rates on loans outstanding at December 31, 2010 are 10.25% with loans maturing at various dates through May of 2012.

Investment Options
During 2010 and 2009, the Plan allowed participant contributions to be invested (at the election of the participants) into one or more of a number of available investment options.

The Unit Corporation common stock fund, consisting solely of Unit Corporation common stock, includes elective contributions from the participants as well as matching Company contributions made in Company common stock.  All Company matching contributions made in shares of Company common stock are initially directed into the Unit Corporation Common Stock Fund. Once the common stock has been allocated to a participant’s account, the participant may sell the common stock and allocate the proceeds to other investment options.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Plan are presented on the accrual method of accounting.

Payment of Benefits
Distributions are recorded when paid to participants.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06 – Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements, which provides additional guidance to improve disclosures regarding fair value measurements. The ASU amends ASC 820-10, Fair Value Measurements and Disclosures--Overall (formerly FAS 157, Fair Value Measurements) to add two new disclosures: (1) transfers in and out of Level 1 and 2 measurements and the reasons for the transfers, and (2) a gross presentation of activity within the Level 3 roll forward.  The ASU also includes clarifications to existing disclosure requirements on the level of disaggregation and disclosures regarding inputs and valuation techniques.  The ASU applies to all entities required to make disclosures about recurring and nonrecurring fair value measurements. The effective date of the ASU was the first interim or annual reporting period beginning after December 15, 2009 and was adopted January 1, 2010, except for the gross presentation of the Level 3 roll forward information, which was adopted January 1, 2011. Because it only includes enhanced disclosures, this statement did not have a significant impact on us.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASC 962). This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The guidance should be applied retrospectively to all periods presented. The Plan adopted this guidance as of December 31, 2010. Members’ loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011.  Plan management is in the process of evaluating the impact, if any, the adoption of this update will have on the Plan's financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009

Investment Valuation and Income Recognition

Investments in Unit Corporation common stock are stated at current market value as established by quoted market prices on the New York Stock Exchange.  Registered open-ended mutual funds held by the Plan at year end are valued at quoted net asset value.

Effective January 1, 2006, the Plan entered into a benefit-responsive investment contract with Principal.  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value.  However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal.  At December 31, 2010, the Company did not intend to discontinue the investment contract with Principal. Under the FSP AAG INV-1 and ASC 962-325, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, this investment is presented at fair value in the table of investments held by the Plan representing 5% or more of the Plan's net assets (Note 4) and at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits. Contract value is equal to the principal balance plus accrued interest. Fair value is the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract through December 31, 2018, discounted at the risk free rate of return for this period. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 3.10% and 2.90% for interest rate periods January 1, 2010 through June 30, 2010 and July 1, 2010 through December 31, 2010, respectively, compared to an interest rate of 3.50% and 3.15% for interest rate periods January 1, 2009 through June 30, 2009 and July 1, 2009 through December 31, 2009, respectively.  The average yield for 2010 was 2.91% compared to 3.41% in 2009.

The Plan presents in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses
The Company bears the majority of costs of administering the Plan and those expenses are not reflected in the accompanying financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

3.	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participant account balances will be distributed to participants in accordance with the terms of the Plan.

4.	Investments

All investments are held by the Plan trustee on behalf of the Plan under a trust agreement. Investments representing 5% or more of the Plan’s net assets are as follows:

		Fair
	Shares (#)	Value
December 31, 2010
Mutual funds
Principal Global Investors Lifetime 2030 Sel Fund	374,948	$4,338,149
Neuberger & Berman Genesis Trust Fund	102,250	4,871,170
PIMCO Total Return Fund	452,804	4,912,921
Guaranteed investment contract - Principal
Fixed Income 401(A)/(K)	676,337	9,910,560	*
Common stock of Unit Corporation	560,286	26,042,086

* Contract value is $10,432,169

December 31, 2009
Mutual funds
Principal Global Investors Lifetime 2030 Sel Fund	361,130	$3,687,140
Neuberger & Berman Genesis Trust Fund	102,959	4,041,138
PIMCO Total Return Fund	417,499	4,508,993
Guaranteed investment contract - Principal
Fixed Income 401(A)/(K)	649,354	9,238,101	**
Common stock of Unit Corporation	542,960	23,075,792

** Contract value is $9,724,316

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009

During 2010 and 2009, the Plan’s investments (including gains or losses on investments purchased and sold as well as held during the year) appreciated in value as follows:

	2010	2009

Mutual funds	$3,914,003	$5,262,570
Guaranteed investment contract	288,196	314,969
Common stock of Unit Corporation	2,055,024	10,000,356
Net appreciation in fair value of
investments	$6,257,223	$15,577,895

5.	Income Tax Status

A favorable determination affirming the continuation of qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 from the Internal Revenue Service was received on March 29, 2010. In December 2010, the plan was amended; however, the changes were not significant and do not impact the compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the DOL.  The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stock, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will continue to occur and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

7.	Related Party Transactions

Certain Plan investments are mutual funds and the investment contract managed by Principal.  Principal is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Participant loans are also considered party-in-interest transactions.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2010 and 2009.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009

Additionally, certain Plan investments are shares of Unit Corporation common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  The fair value of this investment totaled $26,042,086 and $23,075,792 at December 31, 2010 and 2009, respectively.  Purchases and sales of Company common stock totaled $9,121,811 and $8,075,919 in 2010, respectively, and totaled $10,514,849 and $12,586,680 in 2009, respectively.

8.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 3	Total

Mutual funds:
Equity	$18,972,404	$—	$18,972,404
Balanced	6,703,411	—	6,703,411
Fixed income	5,862,381	—	5,862,381
Total mutual funds	31,538,196	—	31,538,196
Common stock of Unit Corporation	26,042,086	—	26,042,086
Guaranteed investment contract	—	9,910,560	9,910,560
	$57,580,282	$9,910,560	$67,490,842

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 3	Total

Mutual funds:
Equity	$16,903,318	$—	$16,903,318
Balanced	5,509,121	—	5,509,121
Fixed income	5,241,102	—	5,241,102
Total mutual funds	27,653,541	—	27,653,541
Common stock of Unit Corporation	23,075,792	—	23,075,792
Guaranteed investment contract	—	9,238,101	9,238,101
	$50,729,333	$9,238,101	$59,967,434

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the investment contract at year ended December 31, 2010 and 2009:

	Level 3 Assets
	Guaranteed Investment Contract Year Ended December 31,
	2010	2009
Balance, beginning of year	$9,238,101	$7,797,567
Realized gains (losses)	—	—
Unrealized gains (losses) related to
instruments still held at the
reporting date (1)	(35,394)	(75,817)
Purchases, sales, issuances and
settlements (net)	707,853	1,516,351
Balance, end of year	$9,910,560	$9,238,101

	(1) Unrealized gains (losses) are reported in the Statement of Net Assets Available for Benefits in Adjustments from fair value to contract value for fully benefit-responsive investment contract.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$55		$ 55

In 2009, the Company was late in submitting a participant contribution to Principal. The Company paid the Plan $1 in lost earnings and interest on August 17, 2010.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor,	Description of		Current
	or Similar Party	Investment	Cost	Value

	Capital Research and Management AM Fds
	Grth Fd of AM F3 Fund	Mutual Fund	$—	$832,882
	Columbus Circle Investors Large Cap Sel Fund	Mutual Fund	—	2,916,637
	Dodge & Cox Balanced International Stock
	Fund	Mutual Fund	—	1,946,631
	Dreyfus Bond Market Index Investor Fund	Mutual Fund	—	949,461
	Eaton Vance Large Cap Value A Fund	Mutual Fund	—	749,407
	Fidelity Adv Small Cap T Fund	Mutual Fund	—	1,107,994
	Goldman Sachs Assets Management MidCap
	Val Sel Fund	Mutual Fund	—	1,165,545
	Janus Enterprise S Fund	Mutual Fund	—	333,659
	Neuberger & Berman Genesis Trust Fund	Mutual Fund	—	4,871,170
	Neuberger & Berman Partners Trust Fund	Mutual Fund	—	1,799,441
	PIMCO Total Return Fund	Mutual Fund	—	4,912,921
*	Principal Global Investors Lifetime Strategic
	Income Sel Fund	Mutual Fund	—	225,643
*	Principal Global Investors Lifetime 2010 Sel
	Fund	Mutual Fund	—	151,695
*	Principal Global Investors Lifetime 2020 Sel
	Fund	Mutual Fund	—	867,800
*	Principal Global Investors Lifetime 2030 Sel
	Fund	Mutual Fund	—	4,338,149
*	Principal Global Investors Lifetime 2040 Sel
	Fund	Mutual Fund	—	647,253
*	Principal Global Investors Lifetime 2050 Sel
	Fund	Mutual Fund	—	472,870
*	Principal Global Investors SmallCap Value Sel
	Fund	Mutual Fund	—	780,473
*	Principal Global Investors S&P 400 Index	Mutual Fund	—	987,199
*	Principal Global Investors S&P 500 Index	Mutual Fund	—	117,208
*	Principal Global Investors S&P 600 Index	Mutual Fund	—	1,364,158

*	Principal Fixed Income 401(A)/(K)	Guaranteed Investment	—	9,910,560
		Contract

*	Unit Corporation	Common Stock, $0.20	—	26,042,086
		par value
*	Participant loans	Interest rate of 10.25%	—	6,538
		with the final loan
		maturing in May 2012
	Total			$67,497,380

* Represents investments which qualify as party-in-interest as described in Note 1.

Column (d) cost information is not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By:  /s/ Mark E. Schell                                                                                               Date: June 23, 2011
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm